UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Tailored Brands, Inc.

(Exact name of registrant as specified in its charter)

Texas	1-16097	47-4908760
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6380 Rogerdale Road
Houston, Texas	77072
(Address of principal executive offices)	(Zip Code)

A. Alexander Rhodes

281-776-7000

(Name and telephone number,

including area code,of the person

to contact in connection with this

report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Tailored Brands, Inc.’s Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 is provided as Exhibit 1.01 hereto and is publicly available at www.tailoredbrands.com. Tailored Brands, Inc.’s determination and related disclosures relating to minerals that may come from recycled and scrap sources are included in Tailored Brands, Inc.’s Conflict Minerals Report and incorporated by reference herein.

Item 1.02 Exhibit

The registrant’s Conflict Minerals Report for the year ended December 31, 2019 is attached hereto as Exhibit 1.01.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TAILORED BRANDS, INC.

(Registrant)

By:	/s/ A. Alexander Rhodes	Date:May 22, 2020

A. Alexander Rhodes

Executive Vice President, General Counsel,

Chief Compliance Officer and Corporate Secretary